================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                         DUPONT FLOORING SYSTEMS, INC.
                         401(K) AND DUPONT RESIDENTIAL
                      FLOORING SYSTEMS, INC. 401(K) PLAN
                           (FULL TITLE OF THE PLAN)

                         DUPONT FLOORING SYSTEMS, INC.
                       175 TOWNPARK COMMONS - SUITE 400
                            KENNESAW, GEORGIA 30144
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

PAGE 3 Pursuant to the requirements of the Securities and Exchange Act of 1934, DuPont Flooring Systems, Inc. has duly caused this Annual Report to be signed by the under signed hereunto duly authorized.

                              DuPont Flooring Systems 401(k)
                              Plan and DuPont Residential Flooring
                              Systems 401(k) Plan

                              Date: June 27, 2001

                              By /s/ Angela J. Keesey
                              --------------------------
                                     Angela J. Keesey
                                     Benefits Manager

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Index
--------------------------------------------------------------------------------

                                                                                             Page
Financial Statements:

 Report of Independent Accountants                                                              2

 Statements of Net Assets Available for Benefits                                                3

 Statements of Changes in Net Assets Available for Benefits                                     4

 Notes to Financial Statements                                                               5-10

Supplemental Schedule*:

  Schedule I - Schedule of Assets Held for Investment Purposes at End of Year               11-12

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

 Report of Independent Accountants

 To the Participants and Administrator of the DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan
 (formerly "DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan")

 In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (formerly "DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan") (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 June 12, 2001

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                      December 31,
                                                2000               1999

Assets

Investments, at fair value                 $   19,904,106    $     18,491,425

Receivables:
    Participant notes                             578,179             469,334

                                           --------------    ----------------
Net assets available for benefits          $   20,482,285    $     18,960,759
                                           ==============    ================

  The accompanying notes are an integral part of these financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                                Years Ended
                                                                                                December 31,
                                                                                        2000                    1999
Additions to net assets attributed to:
  Investment income:
     Interest                                                                   $            244,965     $            208,059
     Dividends                                                                                18,720                    3,541
     Net (depreciation) appreciation in fair value of investments                         (1,826,703)               1,963,824
                                                                                --------------------     --------------------
                                                                                          (1,563,018)               2,175,424
                                                                                --------------------     --------------------
  Contributions:
     Employer                                                                                828,654                  487,319
     Employee                                                                              4,128,895                3,339,110
                                                                                --------------------     --------------------
                                                                                           4,957,549                3,826,429
                                                                                --------------------     --------------------
Total additions                                                                            3,394,531                6,001,853

Deductions from net assets attributed to:
  Benefit payments                                                                         1,772,297                1,156,316
  Transaction charge                                                                          14,220                   10,284
  Participant notes receivable terminated due to withdrawal of participant                    68,956                   41,350
                                                                                --------------------     --------------------
Total deductions                                                                           1,855,473                1,207,950
Change in forfeiture reserve, net                                                            (17,532)                 (11,784)
                                                                                --------------------     --------------------
Net increase                                                                               1,521,526                4,782,119
Net assets available for benefits at beginning of year                                    18,960,759               14,178,640
                                                                                --------------------     --------------------
Net assets available for benefits at end of year                                $         20,482,285     $         18,960,759
                                                                                ====================     ====================

  The accompanying notes are an integral part of these financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (formerly "DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan") (the "Plan") provides only general information. Participants should refer to the Plan agreements for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective July 1, 1995 and most recently amended effective February 1, 2000. Non-union employees of DuPont Commercial Flooring Systems, Inc. and DuPont Residential Flooring Systems, Inc. (the "Company", collectively) become eligible to participate upon completing six months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective October 1, 1999, the DuPont Commercial Flooring Systems, Inc. 401(k) Plan was amended to establish the DuPont Residential Flooring Systems, Inc. 401(k) Plan as a division within the Plan.

     Effective February 1, 2000, the Plan was amended to change the name to DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan.

     Contributions

     Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 13 pooled separate accounts and 2 Company stock accounts as investment options for participants. During 1999, the CIGNA Charter Guaranteed Short-Term Account, the CIGNA Fidelity Asset Manager Fund, the CIGNA Warburg Pincus Advisor Growth & Income Fund and the CIGNA Warburg Pincus Advisor International Equity Fund were discontinued as investment options. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     Effective February 1, 2000, the Company will make a matching contribution equal to $.30 for each $1.00 contributed by a participant, up to a maximum of 7 percent of the participant's compensation. Prior to February 1, 2000, the Company made a matching contribution in an amount equal to $.20 for each $1.00 contributed by a participant, up to a maximum of 8 percent of the participant's compensation. The Company may also make discretionary qualified nonelective contributions. Matching Company contributions are recorded monthly. Discretionary qualified nonelective contributions, if any, are recorded annually.

     The Conoco Common Stock Fund is an investment option of the Plan, as a result of a prior stock exchange. Participants were given the option to exchange Company common stock for Conoco common stock. No additional shares of Conoco common stock may be purchased by Plan participants through payroll deductions, fund transfers or the reinvestment of dividends.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participant's investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their own contributions and the Company's discretionary qualified nonelective contributions plus actual earnings thereon. Vesting in the Company's matching contribution is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. If an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     Benefit Payments

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

     Participant Notes Receivable

     Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 10.75% and 7.00% to 10.75% for the years ended December 31, 2000 and 1999, respectively).

2.   Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     During the year ended December 31, 1999 the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

     Investment Valuation

     Investments in the general accounts are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The investments in Company stock accounts are valued at their quoted market price.

3.   Investments


     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                           December 31,
                                                                     2000                  1999

     CIGNA Charter Guaranteed Income Fund                           $4,332,981            $4,009,400
      interest rates, 5.25%; 5.20%
     CIGNA Fidelity Advisor Growth Opportunities Fund                3,238,437             3,920,152
      units, 51,298; 50,439
     CIGNA Fidelity Contrafund Fund                                  3,259,988             3,568,841
      units, 37,033; 37,343
     CIGNA Lifetime40 Fund                                           1,434,654             1,242,183
      units, 113,322; 96,819
     CIGNA Charter Growth & Income Fund                              3,077,868             3,119,221
      units, 239,337; 229,018
     CIGNA INVESCO Dynamics Fund                                     1,168,276                   N/A
      units, 34,391; N/A

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Investment Performance

     During the years ended December 31, 2000 and 1999, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                                             Years Ended
                                                                                             December 31,
                                                                                  2000                         1999
     General Accounts:
           CIGNA Charter Guaranteed Short-Term Account                        $          -                   $       132
           CIGNA Charter Guaranteed Income Fund                                    202,257                       181,302
                                                                              ------------                   -----------
                                                                                   202,257                       181,434

     Pooled Separate Accounts:
           CIGNA Fidelity Asset Manager Fund                                             -                         2,475
           CIGNA Fidelity Advisor Growth Opportunities Fund                       (727,483)                      117,846
           CIGNA Fidelity Contrafund Fund                                         (268,277)                      657,057
           CIGNA Warburg Pincus Advisor Growth & Income Fund                             -                        36,709
           CIGNA Warburg Pincus Advisor International Equity Fund                        -                        17,979
           CIGNA Lifetime20 Fund                                                    (1,684)                        5,650
           CIGNA Lifetime30 Fund                                                      (461)                        2,893
           CIGNA Lifetime40 Fund                                                   (19,635)                      186,581
           CIGNA Lifetime50 Fund                                                        50                           712
           CIGNA Lifetime60 Fund                                                       228                           196
           CIGNA Charter Corporate Bond Fund                                        10,791                          (469)
           CIGNA Charter Growth & Income Fund                                     (188,439)                      480,991
           CIGNA Charter Large Company Stock Index Fund                            (53,739)                       38,386
           CIGNA Charter Foreign Stock II Fund                                     (66,513)                      141,833
           CIGNA INVESCO Dynamics Fund                                            (202,209)                      102,092
           CIGNA Janus Worldwide Fund                                             (208,305)                      147,465
                                                                              ------------                   -----------
                                                                                (1,725,676)                    1,938,396

     Common Stocks:
           DuPont Common Stock                                                     (82,644)                       29,000
           Conoco Common Stock                                                         337                           (31)
                                                                              ------------                   -----------
                                                                                   (82,307)                       28,969

     Participant Notes Receivable                                                   42,708                        26,625
                                                                              ------------                   -----------

           Net (decrease) increase                                            $ (1,563,018)                  $ 2,175,424
                                                                              ============                   ===========

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.   Investment Contracts with Insurance Company

     The Plan participates in contracts with CG Life via investments in the CIGNA Charter Guaranteed Income Fund and CIGNA Charter Guaranteed Short-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rates specified in the contract which was 5.25% and 5.20% for the years ended December 31, 2000 and 1999, respectively, net of asset charges. For the Plan's investment in the CIGNA Charter Guaranteed Short-Term Account, the Plan was credited with interest at a yield which averaged 3.10% for the year ended December 31, 1999, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund and CIGNA Charter Guaranteed Short-Term Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.   Related-Party Transactions

     Plan assets include investments in funds managed by CG Life, a wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of E.I. DuPont De Nemours & Co. Inc., the Plan Sponsor, which also qualifies as a party-in-interest. The Plan holds shares of Conoco, Inc., a formerly wholly-owned subsidiary of the Plan sponsor, which also qualifies as a party-in-interest.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   Tax Status

     The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC, therefore, no provision for income taxes has been included in the Plan's financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

8.   Reconciliation of Plan Financial Statements to the Form 5500

     Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.   Forfeitures

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $59,573 and $53,349 at December 31, 2000 and 1999, respectively, is available to offset contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1999 Company cash contributions were offset by $94 from forfeited nonvested accounts.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Supplemental Schedule I
Schedule H (Part IV) Form 5500-
Schedule of Assets Held for Investment Purposes at End of Year December 31, 2000
--------------------------------------------------------------------------------

    (a)                  (b)                                  (c)                          (d)                  (e)
                 Identity of issue,           Description of investment including          Cost            Current value
                      borrower,                maturity date, rate of interest,
              lessor, or similar party         collateral, par or maturity value
    *        Connecticut General Life        CIGNA Charter Guaranteed Income Fund         N/A**               $4,332,981
             Insurance Company

    *        Connecticut General Life        CIGNA Fidelity Advisor Growth                N/A**                3,238,437
             Insurance Company               Opportunities Fund

    *        Connecticut General Life        CIGNA Fidelity Contrafund Fund               N/A**                3,259,988
             Insurance Company

    *        Connecticut General Life        CIGNA Lifetime20 Fund                        N/A**                   90,551
             Insurance Company

    *        Connecticut General Life        CIGNA Lifetime30 Fund                        N/A**                   57,467
             Insurance Company

    *        Connecticut General Life        CIGNA Lifetime40 Fund                        N/A**                1,434,654
             Insurance Company

    *        Connecticut General Life        CIGNA Lifetime50 Fund                        N/A**                   31,690
             Insurance Company

    *        Connecticut General Life        CIGNA Lifetime60 Fund                        N/A**                    8,748
             Insurance Company

    *        Connecticut General Life        CIGNA Charter Corporate Bond Fund            N/A**                  215,512
             Insurance Company

    *        Connecticut General Life        CIGNA Charter Growth & Income Fund           N/A**                3,077,868
             Insurance Company

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Supplemental Schedule I
Schedule H (Part IV) Form 5500-
Schedule of Assets Held for Investment Purposes at End of Year December 31, 2000
--------------------------------------------------------------------------------

   (a)                  (b)                                  (c)
                 Identity of issue,          Description of investment including                                (e)
                     borrower,                 maturity date, rate of interest,           (d)                 Current
              lessor, or similar party        collateral, par or maturity value           Cost                  value
    *        Connecticut General Life        CIGNA Charter Large Company Stock            N/A**               $  581,663
             Insurance Company               Index Fund

    *        Connecticut General Life        CIGNA Charter Foreign Stock II Fund          N/A**                  624,620
             Insurance Company

    *        Connecticut General Life        CIGNA INVESCO Dynamics Fund                  N/A**                1,168,276
             Insurance Company

    *        Connecticut General Life        CIGNA Janus Worldwide Fund                   N/A**                  925,741
             Insurance Company

    *        National Financial              DuPont Common Stock                          N/A**                  853,859
             Services Corporation

    *        National Financial              Conoco Common Stock                          N/A**                    2,051
             Services Corporation

    *        Plan Participants               Participant Notes Receivable                 N/A**                  578,179

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.